WOODSIDE


05006120


PROCESSED
MAR 04 2005
THOMSON
FINANCIAL

16 February 2005


SEC MAIL
RECEIVED
PROCESSING
FEB 25 2005
WASH. D.C.
202
SECTION

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – Mauritania Offshore Drilling Update, lodged with the Australian Stock Exchange on 15 February 2005;
- Drilling Report – WA-271-P (Falcone-1A), lodged with the Australian Stock Exchange on 15 February 2005;
- Results for Announcement to the Market incorporating: Appendix 4E (to be read in conjunction with the Concise and Full Financial Reports); Announcement discussing the full year highlights; Concise Financial Report for the year ended 31 December 2004 and the Full Financial Report for the year ended 31 December 2004, lodged with the Australian Stock Exchange on 16 February 2005;
- Reserves Statement 2004, lodged with the Australian Stock Exchange on 16 February 2005;
- 2004 Annual Results presentation, lodged with the Australian Stock Exchange on 16 February 2005;
- Appendix 3Z Final Director's Interest Notice (Boudewijn Peter Theodoor de Wit), lodged with the Australian Stock Exchange on 16 February 2005;
- Appendix 3X Initial Director's Interest Notice (Andrew Jamieson), lodged with the Australian Stock Exchange on 16 February 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 15 FEBRUARY 2005
10:20AM (WST)


WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

MAURITANIA OFFSHORE DRILLING UPDATE

Woodside Mauritania Pty Ltd, a wholly-owned subsidiary of Woodside Petroleum Ltd., reports the following activity offshore Mauritania since the last report issued on 8 February 2005.

PSC-B, Block 4
Tiof-6 and Chinguetti Development wells

Tiof-6 Appraisal well
The '*West Navigator*' drillship commenced production testing operations on the Tiof-6 appraisal well and at midnight on 14 February 2005, an extended flow period was underway.

Since the last report, the well has flowed at a maximum rate of approximately 12,400 barrels of oil plus 11.0 million standard cubic feet of gas per day constrained by a 104/64 inch choke. Currently the well is flowing at a stable rate of approximately 9,150 barrels of oil per day in the main flow period constrained by a 72/64 inch choke.

Chinguetti Development wells
The '*Stena Tay*' drill rig continued operations on Chinguetti Development wells. Woodside does not plan to issue announcements regarding operations on Chinguetti development wells, but will do so if necessary to comply with its continuous disclosure obligations under the ASX Listing Rules.

All reported drilling depths are referenced to the rig rotary table and all times are Universal Time (UTC) (Mauritanian time).

The locations of the Chinguetti Oil Field, the Tiof and Banda discoveries and exploration wells are shown on the attached map.

Wells are expected to be drilled in two production sharing contract areas during the remainder of the 2005 campaign. Participating Interests in those areas are:

Company	PSC-A	PSC-B
Woodside group companies (Operator)	53.846%	53.846%
Hardman group companies	24.3%	21.6%
BG group companies	13.084%	11.63%
Premier group companies	--	9.231%
Fusion group companies	4. 615%	--
ROC Oil group companies	4.155%	3.693%


18°W
16°W
PSC-C
BLOCK 6
Location Map
PSC-B
BLOCK 5
PSC-A
BLOCK 5
Tiof
Nouakchott
18°N
Merou-1
Tevet-1
Banda-1
Chinguetti
Field
Capitaine-1A
PSC-B
BLOCK 4
PSC-A
BLOCK 4
PSC-A
BLOCK 3
PSC-C
BLOCK 2
Dorade-1
17°N
Mauritania
N
W
E
S
Scale
0
50
kilometres
WGS 84, UTM Zone 28 CM 15° W
Senegal
St Louis
16°N
2004 - 05 MAURITANIAN DRILLING PROGRAMME
LOCATION OF INITIAL EXPLORATION & APPRAISAL WELLS
WOODSIDE

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 15 FEBRUARY 2005
10:20AM (WST)



MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WA-271-P
FALCONE-1A

Woodside Energy Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd., operator of the WA-271-P Joint Venture, reports that the Falcone-1A exploration well in the Exmouth Sub-basin has resumed operations following cyclone Vivienne and is drilling ahead in 8½ inch hole at a depth of 2,970 metres.

The *'Jack Bates'* semi-submersible rig is drilling the well. The well is approximately 60 kilometres west southwest of the Enfield oil field. Water depth at the location is 1,395 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Joint venture participants in WA-271-P are Woodside Energy Ltd. (60%) and Mitsui E&P Australia Pty Ltd (40%).

ASX ANNOUNCEMENT
(ASX: WPL)



WEDNESDAY, 16 FEBRUARY 2005
9:00AM (WST)

MEDIA

ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 0419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS

MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE ANNUAL RESULTS DISCLOSURE

Woodside Petroleum Ltd. will today lodge, subsequent to this release, the following documents with the ASX:

1. Results for Announcement to the Market incorporating:
   a) Appendix 4E (to be read in conjunction with the Concise and Full Financial Reports)
   b) Announcement discussing the full year highlights
   c) Concise Financial Report for the year ended 31 December 2004
   d) Full Financial Report for the year ended 31 December 2004
2. Reserves Statement 2004
3. 2004 Annual Results presentation

The Directors' Report will be contained in Woodside's 2004 Concise Annual Report, a copy of which will be mailed to those shareholders who have elected to receive an Annual Report, as well as being lodged with the ASX on 18 March 2005.

ASX ANNOUNCEMENT

(ASX: WPL)

WEDNESDAY, 16 FEBRUARY 2005
9:15AM (WST)





MEDIA

ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS

MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE RESERVES STATEMENT – 2004

HIGHLIGHTS:

- *New Reserve bookings of 82.2 MMboe (Proved plus Probable) substantially exceeded annual production[5] of 55.6 MMboe, helping to underpin future production growth.*
- *Divestment of 124.2 MMboe (Enfield, NWS Venture) plus production and other changes resulted in final Proved plus Probable Reserves of 1293.9 MMboe as at 31 December 2004, 9.7 MMboe lower than 2003. Proved Reserves were similarly affected by divestment of 95.0 MMboe, resulting in a closing balance of 950.5 MMboe, 29.6 MMboe lower than 2003.*
- *The three year rolling average Reserves Replacement Ratio (RRR) remains healthy at 144% (Proved plus Probable). Over the past six years Reserves additions originating from Woodside's own exploration efforts have consistently provided a solid three year average RRR of between 140% and 190%.*
- *Contingent Resources increased by 151.0 MMboe overall, to 3017.2 MMboe (up 5%).*
- *Exploration discoveries made or evaluated during 2004 (Tiof, Tevet, Banda, Eskdale, Penguin and Midway) contributed 235.8 MMboe to Contingent Resources during 2004.*
- *Reserves were booked for the first time in the USA with the successful appraisal of the Neptune oil field (Gulf of Mexico) and in Northern Australia for the Blacktip gas development project.*
- *Reserves governance and assurance processes were extensively reviewed and further strengthened. About 90% of the Company's Proved Reserves have been externally verified within the last four years.*

Woodside Petroleum Ltd. today announced its updated Reserves[1] estimates as at December 31, 2004. The Company's Reserves are based on its operated and non-operated interests located primarily in Australia, but also in Africa and, for the first time, the United States of America.

Contingent Resource[4] estimates (formerly referred to as Scope for Recovery) are also reported and updated for discoveries made or evaluated during 2004, including the Tiof, Tevet and Banda fields in Mauritania, the Eskdale and Penguin discoveries in Australia and the Midway gas discovery in the United States of America.

Woodside is an Australian company listed on the Australian Stock Exchange and reports its hydrocarbon resource estimates using definitions and guidelines prepared by the Society of Petroleum Engineers Inc. and the World Petroleum Congresses. Woodside uses a ten-year average crude oil price assumption for determining Oil Reserves and individual project contract terms for Dry Gas[8] and Condensate Reserves[9]. Dry Gas Reserves are reported inclusive of LPG sales products. Unless otherwise stated, all hydrocarbon resource estimates are quoted as net Woodside share.



Reserves Governance and Assurance

As a result of industry events during 2004, Woodside's governance and assurance processes for hydrocarbon resource estimation, management and reporting were extensively reviewed and in certain areas updated. Key changes included:

- Board approval of the Company's Hydrocarbon Reserves Policy (see appendix A)
- Creation of a Woodside Reserves Committee to review all new Reserve bookings and major revisions
- Comprehensive review and update of Woodside's Hydrocarbon Resource Inventory Management Process
- Creation of an internal competency register for Woodside Reserve estimators

In addition, the Company has continued external Reserve reviews and audits, which aim to have all major Reserve bookings verified, as a minimum, at least once every four years. To date around 90% of Woodside's Proved[2] Reserves have been verified by independent review within the past four years. Furthermore, the Company's updated Hydrocarbon Resource Inventory Management Process was independently reviewed and found to be satisfactory.

Woodside's Overall Reserves Position

As a result of production, drilling activities, studies, and acquisitions and divestments completed during 2004, Woodside's Proved hydrocarbon Reserves as at 31 December 2004 were 950.5 million barrels of oil equivalent[12] (MMboe), 29.6 MMboe lower than last year. The Proved reserves represent a reserves-to-production ratio of 17 years at 2004 production rates (16 years at year end 2003). The corresponding Proved plus Probable Reserves were 1,293.9 MMboe, 9.7 MMboe lower than last year.

Annual production[5] of 55.6 MMboe was more than fully replaced by new Reserves bookings for the Blacktip gas project in Australia and the Neptune oil field in the United States of America, and positive revisions in the Wanaea, Hermes, Corallina and Legendre oil fields and the Echo-Yodel and Perseus gas fields in Australia. These additions also helped to partially offset the divestment of Reserves in the NWS Venture to CNOOC NWS Private Ltd and in the Enfield and Vincent fields to Mitsui (E&P) Australia Pty Ltd during 2004 (total divestment was 124.2 MMboe Proved plus Probable).

Woodside's overall Reserves Replacement Ratio[6] for 2004 was 47% at the Proved[2] level and 83% at the Proved plus Probable[3] level. The Organic[6] annual Reserves Replacement Ratio (which excludes acquisitions, divestments and, this year, changes to the NWS Venture future fuel and flare gas accounting methodology) was 80% at the Proved level and 125% at the Proved plus Probable level. The three-year rolling average Reserves Replacement Ratio at the Proved level was 115% and at the Proved plus Probable level is 144%.

About 93% of the Company's Reserves are within Australia, 5% within Africa and 2% in the United States of America. Dry Gas represents about 69% of total Reserves (on a barrels of oil equivalent basis), with Condensate representing 11% and Oil 20%. About 5% of Woodside's Reserves are associated with Production Sharing Contracts (PSCs) or Risk Sharing Contracts (RSCs) in Africa.

Australia

North West Shelf Venture

Woodside's share of NWS Venture Proved Dry Gas[8] Reserves was 3,340 Bcf at the Proved level and 4,305 Bcf at the Proved plus Probable level. Woodside's share of NWS Venture Probable Condensate[9] Reserves was 86.3 MMbbl at the Proved level and 121.3 MMbbl at the Proved plus Probable level. There were minor revisions to estimates of Dry Gas and/or Condensate Ultimate Recovery[7] for the gas fields, primarily Perseus and Echo-Yodel which were increased based on better than expected production performance.

The previously announced agreement with CNOOC NWS Private Ltd to acquire an approximate 5.3% interest in the NWS Venture's gas and associated liquids interests, and to secure rights to use NWS Venture infrastructure, was completed during December 2004 and Woodside's interests in the NWS Venture Dry Gas and Condensate Reserves were reduced in accordance with that agreement.

In addition, during 2004, Woodside's methodology of deducting both upstream (offshore) and downstream (onshore) future fuel and flare gas from project Dry Gas Reserves was revised to deduct only offshore fuel and

flare, to bring reporting in line with common industry practice. This resulted in a positive revision of 388 Bcf Dry Gas at the Proved level and 498 Bcf at the Proved plus Probable level. This revision has been excluded from the organic Reserves replacement ratios reported above in order to reveal natural reserves growth trends.

Production from the Wanaea, Cossack, Lambert and Hermes oil fields was largely offset by the successful drilling of two new development wells and one well workover, together with multi-disciplinary field studies incorporating preliminary results of the Demeter 3D seismic survey and updated production information. Oil Reserves attributable to the undeveloped Egret discovery were updated to incorporate the results of the Egret-3 appraisal well. As a result of these activities, Woodside's NWS Venture's Oil Reserves were 18.5 MMbbl at the Proved level and 38.5 MMbbl at the Proved plus Probable level.

Laminaria and Corallina (AC/L5)

Woodside's share of the combined Oil Reserves of the Laminaria and Corallina development within AC/L5 was 8.4 MMbbl at the Proved level and 22.8 MMbbl at the Proved plus Probable levels. Project Ultimate Recovery increased at the Proved level by 1.8 MMbbl based and was unchanged at the Proved plus Probable level.

Legendre North and South (WA-20-L)

Woodside's share of the combined Oil Reserves of the Legendre North and South development was 1.7 MMbbl at the Proved level and 2.4 MMbbl at the Proved plus Probable level. Project Ultimate Recovery was increased by 3.4 MMbbl at the Proved level and 1.1 MMbbl at the Proved plus Probable level due to the better than expected production performance and the drilling of the Legendre North-5 development well.

Enfield (WA-28-L)

Woodside's share of the Enfield project Oil Reserves was 57.9 MMbbl at the Proved level and 76.6 MMbbl at the Proved plus Probable level. The year end Reserves reflect both a revision of Ultimate Recovery estimate and the divestment of 40% equity in WA-28-L (previously part of WA-271-P) to Mitsui (E&P) Australia Pty Ltd during 2004. Funding for the project was formally approved during 2004 and production is scheduled to start fourth quarter 2006.

Vincent (WA-28-L)

Oil Reserves attributable to the Vincent discovery were reduced at year end due to the divestment of 40% equity in WA-28-L to Mitsui (E&P) Australia Pty Ltd. As a result, Woodside's share of Oil Reserves at year end was 31.6 MMbbl Proved and 43.3 MMbbl Proved plus Probable. These volumes are for WA-28-L only, in which Woodside holds 60% equity.

Mutineer and Exeter (WA-26-L and WA-27-L)

Considerable progress on the development of both fields, operated by Santos, was made during 2004, including the drilling of most of the development wells planned for production start-up. As a result of additional reservoir information and field studies, Woodside's share of combined Oil Reserves was reduced to 2.1 MMbbl at the Proved level and 5.2 MMbbl at the Proved plus Probable level. The project is expected to start production by March-April 2005.

Thylacine and Geographe (T/L2 and VIC/L23)

Woodside's share of Dry Gas Reserves for the Thylacine-Geographe gas project were unchanged at year end, with 294 Bcf at the Proved level and 450 Bcf at the Proved plus Probable level. Woodside's share of Proved Condensate Reserves for the combined fields remained 3.8 MMbbl, whilst Proved plus Probable Condensate Reserves were 6.0 MMbbl. Funding for the project was formally approved during 2004 and production is scheduled to start mid 2006.

Blacktip (WA-279-P)

Technical studies and commercial negotiations to mature the Blacktip gas project culminated in the signing of a Gas Sales Agreement with Alcan Gove Pty Ltd in November 2004. Consequently, field development planning reached a sufficient level of maturity during 2004 to support the first reporting of Reserves, with Woodside's share being 248 Bcf of Dry Gas and 1.5 MMbbl of Condensate at the Proved level, and 335 Bcf of Dry Gas and 2.1

MMbbl of Condensate at the Proved plus Probable level. Formal project funding approval is expected in 2005 and production is expected to start fourth quarter 2007.

Africa

Chinguetti (Mauritania)

Woodside's share of the Chinguetti field development Oil Reserves was 33.4 MMbbl at the Proved level and 50.7 MMbbl at the Proved plus Probable level. The field is governed by a Production Sharing Contract ('PSC') with the Government of Mauritania and Woodside's share of Reserves was determined in accordance with this contract. The booking of Reserves under these circumstances is recognised international practice and based upon the 'economic interest' approach whereby entitlement is calculated as the ratio of Woodside's share of pre-tax cashflow divided by total project pre-tax cashflow. For Chinguetti this yielded an economic interest of approximately 41.2%, which allows for the additional equity acquired from Agip Mauritania B.V. in January 2004 and the Mauritanian Government's participation, as announced in November 2004. Funding for the project was formally approved during 2004 and it is scheduled to commence production by March 2006.

Ohanet (Algeria)

Woodside has a 15% interest in the Ohanet project in Algeria (operated by BHP Billiton) which is governed by a Risk Services Contract ('RSC') with Algeria's national oil company, Sonatrach. In this contract participants agreed to develop several gas fields and install a gas processing plant in return for the opportunity for cost recovery with a maximum return taken from the sale of gas-liquid by-products (LPG and Condensate). Woodside does not have any share in the sales gas delivered from the development.

As with PSC's, Reserves associated with Woodside's interest in the Ohanet RSC are reported in accordance with the economic interest approach. Woodside has estimated equivalent Reserves volumes that reflect the value of this asset, using a 10-year average Condensate price and an LPG price consistent with other Woodside Reserves estimations. Higher prices should not be applied to these volumes to estimate their value, as the Risk Service Contract specifies a maximum return.

LPG has been categorised as Dry Gas[8] Reserves, consistent with Woodside Reserve definitions. Again, this does not imply any Woodside interest in the sales gas. The resulting Woodside share of Dry Gas Reserves is estimated to be 12 Bcf at the Proved and the Proved plus Probable levels. Woodside's share of Proved and Proved plus Probable Condensate[9] Reserves is estimated to be 8.6 MMbbl. The revision in Reserves at both levels reflects higher ten-year average product price assumptions as well as revised project costs and production from the field.

United States of America

Neptune (Gulf of Mexico)

Development studies and the drilling of a further appraisal well (Neptune-6/7) during 2004 contributed to the maturation of the Neptune oil field development project, in the Gulf of Mexico, and the first booking of Reserves. Woodside share of Reserves, net of royalty, was 12.4 MMbbl Oil and 7 Bcf Dry Gas at the Proved level, and 19.3 MMbbl Oil and 12 Bcf Dry Gas at the Proved plus Probable level. The field was discovered late 1995 and formal project funding approval is scheduled in 2005. The project is expected to begin production in 2007 or early 2008.

Contingent Resources

Contingent Resources are those quantities of hydrocarbon which are estimated, on a given date, to be potentially recoverable from known accumulations, but which are not currently considered to be technically mature and/or commercially viable. All Contingent Resource volumes are reported at the 'best estimate' confidence level, net Woodside share.

At 31 December 2004 Woodside's share of Contingent Resources was 3017.2 MMboe, based primarily on the estimated recoverable hydrocarbon volumes associated with the following key assets:

- NWS Venture gas, condensate and oil accumulations – 324 Bcf Dry Gas, 15.5 MMbbl Condensate and 24.9 MMbbl Oil, slightly reduced from 2003 due to further development studies and estimate revisions.
- Sunrise and Troubadour gas and condensate accumulations – 2,941 Bcf Dry Gas and 123.0 MMbbl Condensate, updated during 2004 following further field development studies. Development of these fields depends on confirmation of legal and fiscal agreements between the governments of Australia and Timor Leste, and securing a market for the gas.
- Scott Reef and Brecknock gas and condensate accumulations – 9,642 Bcf of Dry Gas and 142.0 MMbbl of Condensate, unchanged from year end 2003. Development studies continued for these fields.
- Vincent, Laverda, Stybarrow and Eskdale oil accumulations – Combined Contingent Resource volume of 87.2 MMbbl Oil. The revision in Contingent Resources was due to discovery of the Eskdale field, successful appraisal drilling on the Stybarrow oil discovery, a decrease in Laverda Contingent Resources and the divestment of 40% equity in the WA-271-P and WA-28-L permits to Mitsui (E&P) Australia Pty Ltd.
- Blacktip gas accumulation – 156 Bcf Dry Gas and 1.1 MMbbl Condensate remained in Contingent Resources following transfer of volumes to Reserves. This represents those discovered volumes which are currently not technically matured to a level to meet Reserves criteria.
- Kuda Tasi and Jahal oil accumulations – The combined Contingent Resource volume has been reduced to 7.6 MMbbl following the interpretation during 2004 of results from the Kuda Tasi-2, drilled in late 2003.
- Basker-Manta-Gummy and Kipper gas, condensate and oil accumulations – The Basker, Manta and Gummy licence interests were divested during 2004 while development options for the Kipper gas field were further evaluated. Consequently, Contingent Resource volumes are now only reported for Kipper and were 120 Bcf of Dry Gas, 2.6 MMbbl of Condensate and 1.8 MMbbl Oil.
- Penguin gas accumulation – Discovered by the Penguin-1 exploration well in 1972 in permit WA-313-P and appraised by the Polkadot-1 well in 2004. Development of this resource is likely to be linked to the Blacktip development located immediately to the south. Contingent Resources are estimated to be 76 Bcf Dry Gas and 0.7 MMbbl Condensate.
- Prometheus and Rubicon – A 39% interest was acquired during 2004 in Retention Lease WA-34-R which contains these two gas discoveries. Government approval for the purchase is pending at the date of this evaluation. Woodside's share of the Contingent Resource volumes was 102 Bcf of Dry Gas and 0.1 MMbbl of Condensate.
- Tiof discovery (Mauritania) – Appraisal drilling and development studies during 2004 of this oil discovery have resulted in a Contingent Resource volume of 114.8 MMbbl Oil at year end, based upon an economic interest of 40.0%.
- Banda discovery (Mauritania) – Development studies during 2004 for this gas discovery have resulted in a Contingent Resource volume of 474 Bcf Dry Gas and 3.2 MMbbl Condensate at year end, based upon an economic interest of 40.0%.
- Tevet discovery (Mauritania) – Initial development studies of this 2004 oil discovery have resulted in a Contingent Resource volume of 16.4 MMbbl Oil at year end, based upon an economic interest of 40.0%.
- Midway (Gulf of Mexico) – Development studies for this gas discovery were progressed during 2004. Field development is dependent upon demonstration of commerciality via a production test expected to be completed during 2005. A Contingent Resource of 2 Bcf Dry Gas has been estimated.
- Uramu gas accumulation (PNG) – Contingent Resource estimate remained unchanged during 2004 at 146 Bcf Dry Gas and 0.3 MMbbl Condensate.

RESERVES OVERVIEW

(at 31 December 2004)


WOODSIDE

'PROVED' AND 'PROVED PLUS PROBABLE' RESERVES (million barrels of oil equivalent, Woodside share, at 31 December 2004)								
Reserves Category	**Year end 2003**	**Annual Prod.[5]**	**Changes**	**Year end 2004**	**2004 RRR[6]**	**Organic 2004 RRR[6]**	**Three Year RRR[6]**	**Organic Three Year RRR[6]**
Proved[2]	980.1	-55.6	26.0	950.5	47%	80%	115%	125%
Proved plus Probable[3]	1,303.6	-55.6	45.9	1,293.9	83%	125%	144%	158%

'PROVED PLUS PROBABLE' RESERVES ANNUAL RECONCILIATION BY PRODUCT (Woodside share, at 31 December 2004)				
	Dry Gas[8] (Bcf)	**Condensate[9] (MMbbl)**	**Oil (MMbbl)**	**Total (MMboe[12])**
Reserves (at 31 December 2003)	**4,654**	**145.7**	**341.5**	**1,303.6**
Improved Recovery[13]	-	-	-	-
Revisions of previous estimates[14]	15	4.9	-20.3	-12.6
Revision of NWSV Fuel and Flare*	498	0.0	0.0	87.3
Extensions and Discoveries[15]	347	2.1	19.3	82.2
Acquisitions and divestments	-220	-5.7	-66.7	-111.0
Annual Production[5]	-180	-9.0	-15.0	-55.6
Reserves (at 31 December 2004)	**5,114**	**138.0**	**258.8**	**1293.9**

* Woodside's methodology of deducting both upstream (offshore) and downstream (onshore) future fuel and flare gas from gas project reserves has been revised to only deduct the offshore fuel and flare gas, so as to bring reporting in line with common industry practice.

'PROVED PLUS PROBABLE' RESERVES SUMMARY BY PROJECT (Woodside share, at 31 December 2004)				
Project	**Dry Gas[8] (Bcf)**	**Condensate[9] (MMbbl)**	**Oil (MMbbl)**	**Total (MMboe[12])**
NWS Venture	4,305	121.3	38.5	915.0
Laminaria and Corallina	–	–	22.8	22.8
Legendre	–	–	2.4	2.4
Enfield	–	–	76.6	76.6
Vincent	–	–	43.3	43.3
Exeter and Mutineer	–	–	5.2	5.2
Thylacine and Geographe	450	6.0	–	84.9
Blacktip	335	2.1	–	60.9
Chinguetti (Mauritania)	–	–	50.7	50.7
Ohanet (Algeria)	12	8.6	–	10.7
Neptune (USA)	12	–	19.3	21.4
Total	**5,114**	**138.0**	**258.8**	**1,293.9**

CONTINGENT RESOURCE OVERVIEW

(at 31 December 2004)



CONTINGENT RESOURCE ANNUAL RECONCILIATION BY PRODUCT (Woodside share, at 31 December 2004)				
	Dry Gas[8] (Bcf)	Condensate[9] (MMbbl)	Oil (MMbbl)	Total (MMboe[12])
Contingent Resources (at 31 December 2003)	**13,571**	**270.7**	**214.6**	**2,866.2**
Transfers to Reserves Category	-347	-2.0	-19.3	-82.2
Revisions of previous estimates[11]	352	23.3	-14.8	70.2
Extensions and Discoveries[12]	553	3.9	147.9	248.8
Acquisitions and divestments	-89	-6.6	-63.6	-85.8
Contingent Resources (at 31 December 2004)	**14,040**	**289.3**	**264.8**	**3,017.2**

CONTINGENT RESOURCES SUMMARY BY PRODUCT (Woodside share, at 31 December 2004)				
Field(s)	**Dry Gas[8] (Bcf)**	**Condensate[9] (MMbbl)**	**Oil (MMbbl)**	**Total (MMboe[12])**
Brecknock, Scott Reef and Brecknock South	9,642	142.0	–	1,833.6
Sunrise and Troubadour	2,941	123.0	–	639.0
Tiof, Tevet and Banda (Mauritania)	474	3.2	131.2	217.6
NWS Venture	324	15.5	24.9	97.2
Vincent, Laverda, Stybarrow and Eskdale	–	–	87.2	87.2
Penguin, Prometheus and Rubicon	178	0.8	-	32.0
Blacktip	156	1.1	–	28.4
Kipper	120	2.6	1.8	25.5
Thylacine & Geographe	56	0.8	-	10.6
Other[16] and rounding	149	0.3	19.7	46.1
Total	**14,040**	**289.3**	**264.8**	**3017.2**

Notes:

1 "Reserves" are estimated volumes that have been demonstrated to be producible from known resources in which the Company has a material interest from a given date forward, at commercial rates, under presently anticipated production methods, operating conditions, prices and costs. Woodside reports Reserves net of the upstream (offshore) gas required for production, processing and transportation to the customer (fuel and flare gas).

2 "Proved Reserves" are those Reserves which analysis of geological and engineering data suggests, to a high degree of certainty (90% confidence), are recoverable. There is relatively little risk associated with these Reserves.

3 "Probable Reserves" are those Reserves which analysis of geological and engineering data suggests are more likely than not to be recoverable. There is at least a 50% probability that the quantities actually recovered will exceed the sum of estimated Proved plus Probable Reserves.

4 "Contingent Resources" are those volumes associated with a hydrocarbon discovery for which implementation cannot be shown with sufficient confidence to be technically sound or commercially viable, but which could mature based on reasonable assumptions about the success of additional data gathering, improved reservoir management, a maturing technology from current research, relaxations in the market constraints and/or terms and conditions for implementing such a project. Previously these resources were referred to as Scope for Recovery or 'SFR".

5 "Annual Production" means the volumes of Dry Gas, Condensate and Oil (see Notes 8 and 9) produced during the year and converted to "MMboe" (see Note 12) for the specific purpose of Reserves reconciliation and the calculation of Annual Reserves Replacement Ratios. The Reserves Statement Annual Production differs from production volumes reported in the Company's annual and quarterly reports (56.2 MMboe for 2004) due to differences in the sales product definitions and the "MMboe" conversion factors applied.

6 The term "Reserves Replacement Ratio" means Reserves change during the year, before the deduction of production, divided by production during the year. The term "Three-year Reserves Replacement Ratio" means Reserves change over the three years, before the deduction of production for that period, divided by production during the same period. The term "Organic annual Reserves Replacement Ratio" means Reserves change during the year, before the deduction of production and adjustment for acquisition and sales, divided by production during the year. This year, the Organic Reserves Replacement Ratio also excludes changes to the NWS Venture fuel and flare gas accounting methodology.

7 The term "Ultimate Recovery" means resource volumes which will ultimately be economically produced and equals production to date plus Reserves plus future own use of fuel and flare.

8 "Dry Gas" is defined as "C4 minus" hydrocarbon components plus inerts. These volumes include LPG (propane and butane) Reserves.

9 "Condensate" is defined as "C5 plus" hydrocarbon components for NWS Venture and Otway Basin fields, but is sales product for the Ohanet project.

10 "Bcf" means Billions (10^9) of standard cubic feet of gas.

11 "MMbbl" means millions (10^6) of standard barrels of oil and condensate.

12 "MMboe" means millions (10^6) of barrels of oil equivalent. In common with international practice, Dry Gas volumes are converted to oil equivalent volumes via a constant conversion factor, which for Woodside is 5,700 standard cubic feet of Dry Gas per 1 barrel of oil equivalent. Volumes of Oil and Condensate are both converted from MMbbl to MMboe on a 1:1 ratio.

13 Reserves or Contingent Resource changes resulting from the application of improved recovery techniques and technologies.

14 Revisions representing changes in previous estimates of Reserves or Contingent Resources, either upward or downward, resulting from new information normally obtained from development drilling and production history or resulting from a change in economic factors.

15 Additions to Reserves or Contingent Resources that result from (1) increased areal extensions of previously discovered fields demonstrated to exist subsequent to the original discovery, and (2) discovery of Reserves in new fields or new reservoirs in old fields.

16 Includes Laminaria, Corallina, Legendre North and South, Kuda Tasi, Jahal, Mutineer-Exeter, Uramu, Chinguetti and Midway.

The information contained in this Reserves Statement has been compiled by Mr Roland Hamp, a full-time employee of the Company. Mr Hamp's qualifications include a Master of Engineering (Petroleum Engineering) degree from Imperial College, University of London, England and more than 17 years of relevant experience. Mr Hamp has consented in writing to the inclusion of this information in this report.



The Woodside Group of Companies
Hydrocarbon Reserves Policy

Objectives

Woodside is an Australian oil and gas exploration and production company with operations in Australia and overseas. The maturation of the Company's discovered hydrocarbon reserves from appraisal studies through to development and production is core to the Company's purpose and market value. As such, Woodside will implement processes, standards and controls to provide reliable hydrocarbon reserve estimates, consistent with current industry best practice, so as to enable effective business management and communication of the Company's reserves to all clients and stakeholders. Within this policy, the term reserves refers to both technically mature/commercially viable Reserves and Scope for Recovery volumes.

Policy

1. To prepare, maintain and reconcile estimates of Woodside's discovered hydrocarbon reserves, together with supporting documentation, in compliance with Australian Stock Exchange Listing Rules, other relevant statutory requirements and Woodside's Hydrocarbon Resource Inventory Management ('HRIM') process.

2. To publicly report Woodside's estimated reserves as and when required:

   a. normally once a year in the form of the Company's annual Reserves Statement to the Australian Stock Exchange, published in conjunction with the Company's annual results;

   b. when there are material reserve revisions, in compliance with Woodside's Continuous Disclosure and Market Communications Policy. When considering materiality each case must be reviewed on its own merits. As a guideline, material revisions may include but are not limited to a 5% or greater variation to Woodside's total proved reserves.

3. Woodside's HRIM process to conform to the Society of Petroleum Engineers Inc./World Petroleum Congresses reserves definitions and guidelines (March 1997).

4. To train and demonstrate the competency of all staff involved in hydrocarbon reserves estimation, management and reporting to be compliant with Australian Stock Exchange Listing Rules, Woodside's HRIM process and other relevant statutory requirements.

5. To complete internal reserve estimate reviews prior to public reporting for all new reserve bookings and for all projects or fields for which there has been a material change.

6. To complete external audits of all material projects or field reserves as well as the HRIM process itself at least once every four years, with the findings of all such audits reported to the Company's CEO and the Woodside Board Audit and Risk Committee. Such audits are to be performed by recognised, independent professional consulting companies that do not have a financial or beneficial interest in the projects or fields being examined.

7. Not to include within Woodside's annual Reserves Statement those reserves held indirectly via equity interests in other companies unless that equity interest exceeds 20%, and under those circumstances to ensure that the reserves reported are compliant with Australian Stock Exchange Listing Rules, Woodside's HRIM process and other relevant statutory regulations.

Application

The Chief Executive Officer is responsible for the implementation of the Policy. This responsibility is discharged via the Chief Operating Officer, the Chief Financial Officer and the Audit and Business Risk Manager, and their respective staff.

The Woodside Board is responsible for the approval of the Policy and verifying its correct implementation.

The Woodside Corporate Reserves Coordinator and the Woodside Reserves Committee advise the Company management on the compliance of all new reserves bookings and material revisions with respect to Woodside's HRIM process.

Approved by the Woodside Petroleum Ltd Board on 17 August 2004